# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

———————

# FORM 8-K

———————

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported) **March 3, 2008**



———————

# Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

———————

| **Delaware** | **0-33169** | **13-4066229** |
|:---:|:---:|:---:|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487**
(Address of Principal Executive Office) (Zip Code)

**(561) 998-2232**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02     Results of Operations and Financial Condition**

(a)  On March 3, 2008, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for its fourth quarter and year ended December 31, 2007, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K.  On March 4, 2008, the Company issued a press release announcing it is scheduled to make a presentation, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 8-K.  This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

**Item 7.01     Regulation FD Disclosure**

Incorporated by reference are press releases issued by the Company on March 3, 2008, and March 4, 2008, which are attached hereto as Exhibit 99.1 and 99.2, respectively.  This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

**Item 9.01     Financial Statements and Exhibits**

(d) Exhibits

| Exhibit | Description |
| --- | --- |
| 99.1 | Press Release issued by the Company on March 3, 2008 |
| 99.2 | Press Release issued by the Company on March 4, 2008. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**CROSS COUNTRY HEALTHCARE, INC.**

By: /s/ EMIL HENSEL
Emil Hensel
Chief Financial Officer

Dated: March 4, 2008

**LINKS**

Item 2.02        Results of Operations and Financial Condition

Item 7.01        Regulation FD Disclosure

Item 9.01        Financial Statements and Exhibits

EXHIBIT 99.1



# CROSS COUNTRY HEALTHCARE REPORTS FOURTH QUARTER
# AND FULL-YEAR 2007 RESULTS

**BOCA RATON, Fla. – March 3, 2008 –** Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $181.7 million in the fourth quarter ended December 31, 2007. Net income for the fourth quarter was $7.3 million, or $0.23 per diluted share. A year earlier, the Company reported fourth quarter revenue of $175.7 million and net income of $7.5 million, or $0.23 per diluted share, which included the partial reversal of a legal settlement charge equivalent to $0.04 per diluted share. Cash flow from operations for the fourth quarter of 2007 was $19.9 million.

For the year ended December 31, 2007, the Company reported record revenue of $718.3 million. Net income was $24.6 million, or $0.76 per diluted share. This compares to revenue of $655.2 million and net income of $16.6 million, or $0.51 per diluted share, in the prior year, including an after-tax charge of approximately $4.2 million, or $0.13 per diluted share, related to the settlement of a lawsuit. Cash flow from operations for the full-year 2007 was $36.0 million.

"I am pleased with our performance in the fourth quarter, which included a substantial year-over-year increase in our gross margin of 220-basis-points due primarily to a greater mix of higher-margin clinical trials services revenue driven by the recent acquisitions in this business. We also continued to achieve expansion of the bill-pay spread in our nurse and allied staffing business, which more than offset lower staffing volume," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc. "In addition, during the quarter we generated exceptionally strong cash flow that was a historic quarterly high for the Company, which enabled us to both reduce our debt and accelerate the repurchase of our stock," said Mr. Boshart.

"In view of the current market environment and increasingly challenging economic conditions, we remain focused on strategies we have deployed since becoming a public company, including: strengthening our market position in our core nurse and allied staffing business, which generates strong cash flow; making strategic acquisitions in high growth, high margin businesses as we have done in clinical trials services; opportunistically buying back our common stock; all the while maintaining a strong balance sheet to provide financial flexibility. We believe that Cross Country Healthcare is better positioned today than it was entering the last economic down-turn and we are optimistic about our near-term and long-term prospects," added Mr. Boshart.

Nurse and Allied Staffing

For the fourth quarter of 2007, the nurse and allied staffing business segment (travel and per diem nurse and travel allied staffing) generated revenue of $143.3 million, reflecting a 1% decrease from the prior year quarter and a 2% decrease sequentially from the third quarter of 2007.

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization, legal settlement charge and corporate expenses not specifically identified to a reporting segment) increased 5% in the fourth quarter of 2007 to $15.6 million from $14.8 million in the same quarter a year ago.

Segment staffing volume decreased 4% from the prior year quarter and decreased 2% sequentially from the third quarter of 2007. Travel staffing volume showed comparable trends, while per diem staffing volume increased 3% year-over-year and increased 1% on a sequential basis.

For the full-year 2007, segment revenue increased 4% to $576.8 million from $554.9 million in the same period a year ago, while contribution income increased 4% to $54.9 million from $53.0 million in the prior year period.

(more)

Clinical Trials Services

For the fourth quarter of 2007, the clinical trials services segment generated revenue of $25.2 million, an increase of 32% from $19.1 million in the prior year quarter. The year-over-year improvement was primarily due to the additional revenue from the AKOS and Assent acquisitions, which were completed during 2007.

Contribution income increased 52% in the fourth quarter of 2007 to $3.8 million from $2.5 million in the same quarter of 2006 due to a combination of higher overall revenue, an improvement in the organic gross profit margin, and the additional contribution from the acquired businesses.

For the full-year 2007, segment revenue increased 70% to $90.6 million from $53.3 million in the same period a year ago, while contribution income increased 108% to $14.4 million from $6.9 million in the prior year period.

Other Human Capital Management Services

For the fourth quarter of 2007, the other human capital management services business segment (education and training and retained search) generated revenue of $13.3 million, a 16% increase from revenue of $11.4 million in the same quarter in the prior year, reflecting higher revenue from both the retained search business and the education and training business.

Segment contribution income decreased to $1.9 million in the fourth quarter of 2007 from $2.0 million in the prior year quarter, reflecting an improvement in the retained search business that was more than offset by higher direct mail costs in the education and training business.

For the full-year 2007, segment revenue increased 8% to $50.9 million from $46.9 million in the same period a year ago, while contribution income decreased 16% to $7.6 million from $9.0 million in the prior year period.

Debt Repayments/Borrowings

During the fourth quarter of 2007, the Company reduced its borrowings under its revolving credit facility by $4.7 million from the end of the prior quarter. At December 31, 2007, the Company had $39.5 million of total debt on its balance sheet and a debt, net of cash, to total capitalization ratio of 7.1%.

Stock Repurchase Program Update and New Repurchase Authorization

The Company repurchased 357,500 shares of its common stock during the fourth quarter of 2007 at an average cost of $13.63 per share. Additionally, since January 1, 2008, the Company has repurchased 600,008 shares of its common stock, leaving 265,366 shares available for repurchase under its May 2006 authorization. On February 28, 2008, the Company's Board of Directors authorized a new stock repurchase program whereby the Company may repurchase up to an additional 1.5 million of its common shares. The new stock repurchase authorization will commence upon the completion of the previously authorized stock repurchase program. Under these authorizations, the shares may be repurchased from time-to-time in the open market subject to the terms of the Company's credit agreement and such repurchases may be discontinued at any time at the discretion of the Company. At December 31, 2007, the Company had approximately 31.6 million shares outstanding.

Guidance For First Quarter 2008

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, significant legal proceedings or significant repurchases of the Company's common stock.

(more)

Cross Country Healthcare expects revenue in the first quarter of 2008 to be in the $175 million to $178 million range and earnings per diluted share to be in the range of $0.15 to $0.17. Historically, the gross profit margin in the Company's nurse and allied staffing business declines sequentially from the fourth quarter to the first quarter due to the reset of payroll taxes, as well as one less day in the first quarter of 2008. This combination typically results in a sequential decrease in earnings of approximately $0.05 per diluted share.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Tuesday, March 4th at 10:00 a.m. Eastern Time to discuss its fourth quarter and year-end 2007 financial results. This call will be webcast live by CCBN/Thomson Financial and may be accessed at the Company's web site at [www.crosscountryhealthcare.com](www.crosscountryhealthcare.com) or by dialing 877-915-2768 from anywhere in the U.S. or by dialing 210-234-0002 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through March 18th. A replay of the conference call will be available by telephone from approximately noon on March 4th until March 18th by calling 866-457-5505 from anywhere in the U.S. or 203-369-1279 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of nurse and allied staffing services in the United States, a provider of clinical trials services to global pharmaceutical and biotechnology customers, as well as a provider of other human capital management services focused on healthcare. The Company has a national client base of approximately 4,000 hospitals, pharmaceutical and biotechnology companies, and other healthcare organizations. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at [www.crosscountryhealthcare.com](www.crosscountryhealthcare.com). Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

*This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, including from time to time entering into Letters of Intent which may or may not result in the completion of an acquisition, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006, in our Quarterly Reports on Form 10-Q issued during 2007, as well as in our Annual Report on Form 10-K to be filed for the year ended December 31, 2007. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is our intention to update guidance quarterly, it should not be assumed that our silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.*

# # #

**For further information, please contact:**
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877.686.9779
Email: hgoldman@crosscountry.com

**Cross Country Healthcare, Inc.**
**Consolidated Statements of Income**
**(Unaudited, amounts in thousands, except per share data)**

| | Three Months Ended December 31, | | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2007** | **2006** | **% Change** | **2007** | **2006** | **% Change** |
| Revenue from services | $ 181,716 | $ 175,745 | 3% | $ 718,272 | $ 655,152 | 10% |
| Operating expenses: | | | | | | |
| Direct operating expenses | 135,002 | 134,485 | 0% | 543,608 | 502,468 | 8% |
| Selling, general and administrative expenses | 31,765 | 28,393 | 12% | 122,692 | 110,172 | 11% |
| Bad debt expense | 294 | 437 | (33%) | 1,559 | 459 | 240% |
| Depreciation | 1,950 | 1,429 | 36% | 6,309 | 5,449 | 16% |
| Amortization | 690 | 440 | 57% | 2,051 | 1,570 | 31% |
| Legal settlement charge | — | (2,123) | 100% | 34 | 6,704 | (99%) |
| Secondary offering costs | — | 154 | (100%) | — | 154 | (100%) |
| Total operating expenses | 169,701 | 163,215 | 4% | 676,253 | 626,976 | 8% |
| Income from operations | 12,015 | 12,530 | (4%) | 42,019 | 28,176 | 49% |
| Other expenses: | | | | | | |
| Foreign exchange loss | 34 | — | ND | 93 | — | ND |
| Interest expense, net | 764 | 485 | 58% | 2,587 | 1,464 | 77% |
| Income from continuing operations before income taxes | 11,217 | 12,045 | (7%) | 39,339 | 26,712 | 47% |
| Income tax expense | 3,949 | 4,486 | (12%) | 14,759 | 10,146 | 45% |
| Income from continuing operations | 7,268 | 7,559 | (4%) | 24,580 | 16,566 | 48% |
| Discontinued operations, net of income taxes | — | (48) | 100% | — | 70 | (100%) |
| Net income | $ 7,268 | $ 7,511 | (3%) | $ 24,580 | $ 16,636 | 48% |
| | | | | | | |
| Net income per common share - basic: | | | | | | |
| Income from continuing operations | $ 0.23 | $ 0.23 | | $ 0.77 | $ 0.52 | |
| Discontinued operations, net of income taxes | — | (0.00) | | — | 0.00 | |
| Net income | $ 0.23 | $ 0.23 | | $ 0.77 | $ 0.52 | |
| | | | | | | |
| Net income per common share - diluted: | | | | | | |
| Income from continuing operations | $ 0.23 | $ 0.23 | | $ 0.76 | $ 0.51 | |
| Discontinued operations, net of income taxes | — | (0.00) | | — | 0.00 | |
| Net income | $ 0.23 | $ 0.23 | | $ 0.76 | $ 0.51 | |
| | | | | | | |
| Weighted average common shares outstanding - basic | 31,769 | 32,025 | | 31,973 | 32,077 | |
| Weighted average common shares outstanding - diluted | 32,047 | 32,787 | | 32,484 | 32,737 | |

ND - Not determinable


**Cross Country Healthcare, Inc.**
**Condensed Consolidated Balance Sheets (1)**
**(Unaudited, amounts in thousands)**


|  | December 31, 2007 | December 31, 2006 |
|---|---:|---:|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 9,066 | $ — |
| Accounts receivable, net | 116,133 | 114,735 |
| Deferred tax assets | 6,172 | 7,888 |
| Income taxes receivable | — | 1,602 |
| Other current assets | 17,768 | 18,126 |
| Total current assets | 149,139 | 142,351 |
| Property and equipment, net | 23,460 | 20,562 |
| Trademarks, net | 19,153 | 17,199 |
| Goodwill, net | 326,119 | 310,173 |
| Other identifiable intangible assets, net | 15,996 | 9,310 |
| Debt issuance costs, net | 424 | 563 |
| Other long-term assets | 1,017 | 768 |
| Total assets | $ 535,308 | $ 500,926 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 10,203 | $ 13,744 |
| Accrued employee compensation and benefits | 26,102 | 29,213 |
| Current portion of long-term debt | 5,067 | 1,550 |
| Income taxes payable | 1,222 | — |
| Accrued legal settlement charge | — | 6,704 |
| Other current liabilities | 7,815 | 5,931 |
| Total current liabilities | 50,409 | 57,142 |
| Non-current deferred tax liabilities | 49,547 | 39,972 |
| Long-term debt | 34,385 | 19,979 |
| Other long-term liabilities | 10,530 | 8,977 |
| Total liabilities | 144,871 | 126,070 |
| | | |
| Commitments and contingencies | | |
| | | |
| Stockholders' equity: | | |
| Common stock | 3 | 3 |
| Additional paid-in capital | 245,844 | 254,273 |
| Other stockholders' equity | 144,590 | 120,580 |
| Total stockholders' equity | 390,437 | 374,856 |
| | | |
| Total liabilities and stockholders' equity | $ 535,308 | $ 500,926 |

_____

(1) Prior period data has been reclassified to conform to current period's presentation.

**Cross Country Healthcare, Inc.**
**Segment Data (a)**
**(Unaudited, amounts in thousands)**

| | Three Months Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | % Change | 2007 | 2006 | % Change |
| Revenue from unaffiliated customers: | | | | | | |
| Nurse and allied staffing | 143,282 | $ 145,239 | (1%) | $ 576,779 | $ 554,900 | 4% |
| Clinical trials services | 25,169 | 19,081 | 32% | 90,613 | 53,348 | 70% |
| Other human capital management services | 13,265 | 11,425 | 16% | 50,880 | 46,904 | 8% |
| | $ 181,716 | $ 175,745 | 3% | $ 718,272 | $ 655,152 | 10% |
| | | | | | | |
| Contribution income (b) | | | | | | |
| Nurse and allied staffing | $ 15,556 | $ 14,840 | 5% | $ 54,941 | $ 52,950 | 4% |
| Clinical trials services | 3,828 | 2,516 | 52% | 14,425 | 6,928 | 108% |
| Other human capital management services | 1,881 | 1,951 | (4%) | 7,609 | 9,048 | (16%) |
| | 21,265 | 19,307 | 10% | 76,975 | 68,926 | 12% |
| | | | | | | |
| Unallocated corporate overhead | 6,610 | 6,877 | (4%) | 26,562 | 26,873 | (1%) |
| Depreciation | 1,950 | 1,429 | 36% | 6,309 | 5,449 | 16% |
| Amortization | 690 | 440 | 57% | 2,051 | 1,570 | 31% |
| Legal settlement charge | — | (2,123) | 100% | 34 | 6,704 | (99%) |
| Foreign exchange loss | 34 | 154 | (78%) | 93 | 154 | (40%) |
| Interest expense, net | 764 | 485 | 58% | 2,587 | 1,464 | 77% |
| Income from continuing operations before income taxes | $ 11,217 | $ 12,045 | (7%) | $ 39,339 | $ 26,712 | 47% |

**Cross Country Healthcare, Inc.**
**Other Financial Data**
**(Unaudited)**

| | Three Months Ended December 31, | | Year Ended December 31, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Net cash provided by operating activities (in thousands) | $ 19,890 | $ 3,207 | $ 35,964 | $ 32,918 |
| | | | | |
| Nurse and allied staffing statistical data: | | | | |
| FTEs (c) | 4,897 | 5,084 | 5,025 | 5,001 |
| Weeks worked (d) | 63,661 | 66,092 | 261,300 | 260,052 |
| Average nurse and allied staffing revenue per FTE per week (e) | $ 2,251 | $ 2,198 | $ 2,207 | $ 2,134 |

(a) Prior period segment data has been reclassified to segregate clinical trials services as a separate business segment. Segment data provided is in accordance with FASB Statement 131.

(b) Defined as income from continuing operations before interest, income taxes, depreciation, amortization, foreign exchange loss, legal settlement charge and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(c) FTEs represent the average number of nurse and allied contract staffing personnel on a full-time equivalent basis. Clinical trials services are no longer included in this statistic.

(d) Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.

(e) Average nurse and allied staffing revenue per FTE per week is calculated by dividing the nurse and allied staffing revenue by the number of weeks worked in the respective periods. Nurse and allied staffing revenue includes revenue from permanent placement of nurses.

**EXHIBIT 99.2**



NEWS
FOR IMMEDIATE RELEASE

## CROSS COUNTRY HEALTHCARE TO PRESENT AT
## LEHMAN BROTHERS GLOBAL HEALTHCARE CONFERENCE

**BOCA RATON, Fla. – March 4, 2008 –** Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Tuesday, March 18, 2008, at 2:30 p.m. Eastern Time at the Lehman Brothers Eleventh Annual Global Healthcare Conference being held at the Lowes Miami Beach Hotel in Miami Beach, Florida.

Cross Country's presentation will be webcast and accessible to the public online via this webcast link to the Company's corporate web site or at http://www.crosscountryhealthcare.com/cchiWeb. Through this link, visitors will be able to access the Company's presentation made by Joseph Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc., who will provide an overview of Cross Country's business and prospects. Replays will be available for 90 days after the presentation at the same website address.

Cross Country Healthcare, Inc. is a leading provider of nurse and allied staffing services in the United States, a provider of clinical trials services to global pharmaceutical and biotechnology customers, as well as a provider of other human capital management services focused on healthcare. The Company has a national client base of approximately 4,000 hospitals, pharmaceutical and biotechnology companies, and other healthcare organizations. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

*This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, including from time to time entering into Letters of Intent which may or may not result in the completion of an acquisition, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006, in our Quarterly Report on Form 10-Q issued during 2007, as well as in our Annual Report on Form 10-K to be filed for the year ended December 31, 2007. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements as discussed might not occur.*

**For further information, please contact:**
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com